16 February 2023

RESULTS FOR THE YEAR TO 31 DECEMBER 2022

RELX, the global provider of information-based analytics and decision tools, reports results for 2022.

➢8,553m (£7,244m), underlying growth +9%
➢2,683m (£2,210m), underlying growth +15%
➢2,489m (£2,077m), constant currency growth +13%
➢2,323m (£1,884m)
➢2,113m (£1,797m)
➢102.2p (87.6p), constant currency growth +10%
➢85.2p (76.3p)
➢ 54.6p (49.8p) +10%
➢ debt/EBITDA 2.1x; adjusted cash flow conversion 101%
➢
➢

➢driving another year of strong growth in adjusted earnings per share on a constant currency basis.

2022 highlights

➢Revenue £8,553m (£7,244m), underlying growth +9%
➢Adjusted operating profit £2,683m (£2,210m), underlying growth +15%
➢Adjusted profit before tax £2,489m (£2,077m), constant currency growth +13%
➢Reported operating profit £2,323m (£1,884m)
➢Reported profit before tax £2,113m (£1,797m)
➢Adjusted EPS 102.2p (87.6p), constant currency growth +10%
➢Reported EPS 85.2p (76.3p)
➢Proposed full year dividend 54.6p (49.8p) +10%
➢Net debt/EBITDA 2.1x; adjusted cash flow conversion 101%
➢Completed nine acquisitions for a total consideration of £443m
➢Completed £500m share buyback

2023 outlook

➢Momentum remains strong across the group, and we expect underlying growth rates in revenue and adjusted operating profit to remain above historical trends, driving another year of strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in 2022. The improving long-term growth trajectory is being driven by the ongoing shift in our business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.”

“We also performed well on our corporate responsibility priorities during the year, making good progress with our unique contributions to society, further improving our key performance metrics, and again being recognised by a number of external agencies through high ESG ratings.”

“In recognition of our strong cash flow and financial position we are proposing a 10% increase in the full year dividend to 54.6p (49.8p), and we intend to deploy a total of £800m on share buybacks in 2023.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Operating and financial review

RELX 2022 | Results 2

Revenue £8,553m (£7,244m); underlying growth +9%: Electronic revenue, representing 83% of the total, grew +6%, with a further recovery in face-to-face activity and a reducing print drag bringing the overall group underlying revenue growth rate to +9%.

Adjusted operating profit £2,683m (£2,210m); underlying growth +15%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth, together with the recovery in face-to-face activity, resulted in an improvement in the group adjusted operating margin to 31.4% (30.5%).

Reported operating profit £2,323m (£1,884m): Improvement driven by higher adjusted operating profit.

Adjusted profit before tax £2,489m (£2,077m); constant currency growth +13%: the adjusted net interest expense increased to £194m (£133m). The average interest rate on gross debt was 2.9% (2.0%).

Reported profit before tax £2,113m (£1,797m): Improvement driven by higher adjusted profit before tax.

Tax: The adjusted tax charge was £530m (£384m). The adjusted effective tax rate was 21.3% (18.5%), with the prior year benefitting from non-recurring tax credits. The reported tax charge was £481m (£326m).

Adjusted EPS 102.2p (87.6p) +17%; constant currency growth +10%.

Reported EPS 85.2p (76.3p) +12%.

Dividend: We are proposing a full year dividend of 54.6p (49.8p), an increase of +10%. Dividend cover, based on adjusted earnings per share, is 1.9x (1.8x).

Net debt/EBITDA 2.1x (2.4x): Net debt at 31 December 2022 was £6.6bn (£6.0bn), with the increase due to currency movements.  Adjusted cash flow conversion was 101% (101%).

Portfolio development: In 2022 we completed nine small acquisitions for a total consideration of £443m.

Share buybacks: We deployed £500m on share buybacks in 2022. In 2023 we intend to deploy a total of £800m, of which £150m has already been completed.

Environmental, social and governance (ESG) recognition: In 2022, RELX achieved a AAA MSCI ESG rating for a seventh consecutive year; maintained its first place sector ranking on ESG by Sustainalytics; remained fourth in the Responsibility100 Index, which measures FTSE 100 companies against the UN Sustainable Development Goals; and was a constituent of the Bloomberg Gender Equality Index for a fourth consecutive year.

Operating and financial review

RELX 2022 | Results 3

RELX FINANCIAL SUMMARY

	Year ended 31 December
Adjusted figures	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
Revenue	7,244	8,553	+18%	+11%	+9%
Operating profit	2,210	2,683	+21%	+14%	+15%
Operating margin	30.5%	31.4%
Net interest expense	(133)	(194)
Profit before tax	2,077	2,489	+20%	+13%
Tax charge	(384)	(530)
Net profit attributable to shareholders	1,689	1,961	+16%	+10%
Cash flow	2,230	2,709	+21%	+13%
Cash flow conversion	101%	101%
Return on invested capital	11.9%	12.5%
Earnings per share	87.6p	102.2p	+17%	+10%
Dividend
Ordinary dividend per share	49.8p	54.6p	+10%

Reported figures	2021 £m	2022 £m	Change
Revenue	7,244	8,553	+18%
Operating profit	1,884	2,323	+23%
Profit before tax	1,797	2,113	+18%
Net profit attributable to shareholders	1,471	1,634	+11%
Net margin	20.3%	19.1%
Net debt	6,017	6,604
Earnings per share	76.3p	85.2p	+12%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: compromises of RELX cyber security systems or other unauthorised access to our databases; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; changes in tax laws and uncertainty in their application; changes in the payment model for RELX products; competitive factors in the industries in which RELX operates and demand for RELX products and services; failure of third parties to whom RELX has outsourced business activities; breaches of generally accepted ethical business standards or applicable laws; significant failure or interruption of RELX systems; inability to realise the future anticipated benefits of acquisitions; inability to retain high-quality employees and management; exchange rate fluctuations and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2022 | Results 4

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
REVENUE
Risk	2,474	2,909	+18%	+8%	+8%
Scientific, Technical & Medical	2,649	2,909	+10%	+4%	+4%
Legal	1,587	1,782	+12%	+5%	+5%
Exhibitions	534	953	+78%	+76%	+64%
Total	7,244	8,553	+18%	+11%	+9%
ADJUSTED OPERATING PROFIT
Risk	915	1,078	+18%	+7%	+8%
Scientific, Technical & Medical	1,001	1,100	+10%	+4%	+5%
Legal	326	372	+14%	+6%	+8%
Exhibitions	10	162	nm	nm	nm
Unallocated central costs and other operating items	(42)	(29)
Total	2,210	2,683	+21%	+14%	+15%

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

nm: not meaningful

Operating and financial review

RELX 2022 | Results 5

Risk

	Year ended 31 December
	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
Revenue	2,474	2,909	+18%	+8%	+8%
Adjusted operating profit	915	1,078	+18%	+7%	+8%
Adjusted operating margin	37.0%	37.1%

99% of revenue electronic

Strong fundamentals driving underlying revenue growth.

Underlying revenue growth remained strong at +8%. Underlying adjusted operating profit growth was slightly ahead of underlying revenue growth, leading to a modest improvement in adjusted operating margin, with minor dilution from recent acquisitions offset by small positive currency movements.

In Business Services, which represents around 45% of divisional revenue, strong growth was driven by Financial Crime & Compliance and fraud prevention analytics and decision tools, with digital identity solutions growing particularly strongly. Business Risk & Alternative Credit also grew strongly.

In Insurance, which represents just under 40% of divisional revenue, momentum improved over the course of the year. In auto insurance, driving patterns and claims improved from the beginning of the year, whilst other market factors, including shopping activity, saw improving trends during the second half. New sales continued to grow strongly.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, with improved growth trends across segments. Commodity intelligence was particularly strong and aviation returned to historical growth trends.

In Government, strong growth was driven by the continued development and roll-out of analytics and decision tools.

2023 outlook: We expect another year of strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Operating and financial review

RELX 2022 | Results 6

Scientific, Technical & Medical

	Year ended 31 December
	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
Revenue	2,649	2,909	+10%	+4%	+4%
Adjusted operating profit	1,001	1,100	+10%	+4%	+5%
Adjusted operating margin	37.8%	37.8%

89% of revenue electronic

Further development of analytics continuing to drive improved underlying revenue growth.

Underlying revenue growth improved to +4%, driven by further evolution of the business mix, with the higher growth segments representing an increasing proportion of divisional revenue, and electronic formats now representing around 90% of overall revenue.

Underlying adjusted operating profit growth was +5%, slightly ahead of underlying revenue growth, leading to unchanged margins after minor dilution from recent acquisitions and small negative currency movements.

Databases, Tools & Electronic Reference, and corporate Primary Research, which together represent around 45% of divisional revenue, delivered strong growth across research, clinical, and commercial markets, driven by content development and high value analytics and decision tools.

In Primary Research academic & government segments, which also represent around 45% of divisional revenue, growth was driven by higher volumes of articles submitted and published, with pay-to-publish open access articles growing particularly strongly, and by increasingly sophisticated analytics and evolving technology platforms.

2023 outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Operating and financial review

RELX 2022 | Results 7

Legal

	Year ended 31 December
	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
Revenue	1,587	1,782	+12%	+5%	+5%
Adjusted operating profit	326	372	+14%	+6%	+8%
Adjusted operating margin	20.5%	20.9%

89% of revenue electronic

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth improved to +5%, driven by the continuing shift in business mix as legal analytics drives higher growth in electronic revenue, which now represents almost 90% of the divisional total.

Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth, driving a 40 basis point improvement in adjusted operating margin after minor dilution from portfolio changes was partly offset by small positive currency movements.

Law firms & corporate legal markets, which accounts for over 60% of divisional revenue, saw strong growth as we continued to roll out enhancements in the functionality of our integrated research products and market leading analytics, supported by broader datasets and the application of machine learning and natural language processing technologies. Lexis+ continues to perform well, with increasing adoption and usage from customers across market segments.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, just under 10% of divisional revenue, both delivered good growth.

Renewals remain strong and new sales continue to show positive momentum across all key segments.

2023 outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Operating and financial review

RELX 2022 | Results 8

Exhibitions

	Year ended 31 December
	2021 £m	2022 £m	Change	Change at constant currencies	Change underlying
Revenue	534	953	+78%	+76%	+64%
Adjusted operating profit	10	162	nm	nm	nm
Adjusted operating margin	1.9%	17.0%

nm: not meaningful

7% of revenue electronic

Strong revenue growth and a recovery in profitability.

Revenue growth was driven by a significant increase in face-to-face activity as exhibition venues reopened across most geographies.

During the year, we continued to manage our event schedule flexibly, responding to changes in local government policies. By the end of the year we were operating without material disruption in most geographies. We made good progress on digital initiatives, with a growing range of digital tools supporting our physical events.

The improvement in profitability reflects the increased activity levels and a lower cost structure in a streamlined portfolio.

2023 outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base, with margins expected to be close to pre-pandemic levels.

RELX 2022 | Results 9

FINANCIAL REVIEW: REPORTED AND ADJUSTED FIGURES

	Year ended 31 December 2022
				Change
	2021	2022		at constant	Change
	£m	£m	Change	currencies	underlying
Adjusted figures
Revenue	7,244	8,553	+18%	+11%	+9%
Operating profit	2,210	2,683	+21%	+14%	+15%
Operating margin	30.5%	31.4%
Profit before tax	2,077	2,489	+20%	+13%
Net profit attributable to shareholders	1,689	1,961	+16%	+10%
Net margin	23.3%	22.9%
Cash flow	2,230	2,709	+21%	+13%
Cash flow conversion	101%	101%
Return on invested capital	11.9%	12.5%
Earnings per share	87.6p	102.2p	+17%	+10%
Dividend
Ordinary dividend per share	49.8p	54.6p	+10%

Reported figures
Revenue	7,244	8,553	+18%
Operating profit	1,884	2,323	+23%
Profit before tax	1,797	2,113	+18%
Net profit attributable to shareholders	1,471	1,634	+11%
Net margin	20.3%	19.1%
Net debt	6,017	6,604
Earnings per share	76.3p	85.2p	+12%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2021 full-year average and hedge exchange rates.

Revenue

Underlying revenue growth was 9%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, while both STM and Legal improved their growth rates. Exhibitions saw a strong recovery in revenue.

Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects had a positive impact, giving revenue growth at constant currency of 11%. The impact of currency movements was to increase revenue growth by 7%. Reported revenue including the effects of exhibition cycling and currency movements, was £8,553m (2021: £7,244m), up 18%.

Profit

Underlying growth in adjusted operating profit was 15%, with growth in each of Risk, STM and Legal in line with or ahead of revenue growth, and the improvement in profitability in Exhibitions reflecting the increased activity levels and a lower cost structure.

Acquisitions and disposals combined had a small negative impact on adjusted operating profit growth, giving growth at constant currency of 14%. Currency effects increased adjusted operating profit by 7%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,683m (2021: £2,210m), up 21%.

RELX 2022 | Results 10

Operating costs on an underlying basis grew 9%, reflecting investment in global technology platforms, the launch of new products and services and the increased activity levels within Exhibitions, partly offset by the benefits of continued process innovation. Actions continue to be taken across the Group to improve cost-efficiency. Total adjusted operating costs, including the impact of acquisitions, disposals and currency effects, were up 16%. This includes the benefit of lower unallocated central costs and other operating items. Such items include foreign exchange gains and losses related to translation of working capital items into relevant functional currencies (see below).

The overall adjusted operating margin of 31.4% was 0.9 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 1.2 percentage points with portfolio changes reducing margins by 0.3 percentage points and currency being neutral on margins.

Reported operating profit was £2,323m (2021: £1,884m) up 23%, reflecting the increase in adjusted operating profit.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, was £296m (2021: £298m) including an impairment of £1m (2021: £13m).

Acquisition-related costs were £62m (2021: £21m), higher than the prior year as a result of increased acquisition activity and the absence of an offsetting gain (£27m) recognised in 2021.

Adjusted net interest expense was £194m (2021: £133m), with the increase reflecting higher average interest rates and currency translation effects. The adjusted interest expense excludes the net pension financing charge of £5m (2021: £9m).

Adjusted profit before tax was £2,489m (2021: £2,077m), up 20%. Reported profit before tax was £2,113m (2021: £1,797m) up 18%, reflecting a net loss on disposals and other non-operating items of £9m compared to a gain of £55m in prior year, mainly related to our ventures portfolio and the higher acquisition-related costs.

The adjusted tax charge was £530m (2021: £384m). The adjusted effective tax rate was 21.3% (2021: 18.5%). This excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. The 2021 charge reflected the benefit of tax credits arising from the substantial resolution of prior year tax matters.

Adjusted operating profits, interest and taxation are grossed up for the equity share of interest and taxes in joint ventures. The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £481m (2021: £326m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items. The UK corporation tax rate will increase from 19% to 25% from 1 April 2023.

The adjusted net profit attributable to shareholders was £1,961m (2021: £1,689m), up 10% at constant currency and up 16% after changes in exchange rates. Adjusted earnings per share was up 10% at constant currency, and after changes in exchange rates was up 17% at 102.2p (2021: 87.6p).

The reported net profit attributable to shareholders was £1,634m (2021: £1,471m). Reported earnings per share was 85.2p (2021: 76.3p).

RELX 2022 | Results 11

Cash flows

	Year ended 31 December
	2021	2022
	£m	£m
Conversion of adjusted operating profit into cash
Adjusted operating profit	2,210	2,683
Depreciation and amortisation	487	491
EBITDA	2,697	3,174
Capital expenditure	(337)	(436)
Repayment of lease principal (net)*	(76)	(78)
Working capital and other items	(54)	49
Adjusted cash flow	2,230	2,709
Adjusted cash flow conversion	101%	101%

* Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

Adjusted cash flow was £2,709m (2021: £2,230m), up 21% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 101% (2021: 101%).

Capital expenditure was £436m (2021: £337m), including £400m (2021: £309m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.1% of revenue (2021: 4.7%) and excludes pre-publication costs of £94m (2021: £73m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £78m (2021: £76m). Depreciation and other amortisation charged within adjusted operating profit was £491m (2021: £487m) and represented 5.7% of revenue (2021: 6.7%). This includes amortisation of internally developed intangible assets of £309m (2021: £295m) and depreciation of property, plant and equipment of £47m (2021: £52m) which combined represent 4.2% (2021: 4.8%) of revenue.

	Year ended 31 December
	2021	2022
	£m	£m
Free cash flow
Adjusted cash flow	2,230	2,709
Interest paid (net)	(118)	(165)
Cash tax paid*	(342)	(495)
Exceptional costs in Exhibitions	(52)	(25)
Acquisition-related items	(46)	(54)
Free cash flow before dividends	1,672	1,970
Ordinary dividends	(920)	(983)
Free cash flow post dividends	752	987

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Interest paid (net) of £165m (2021: £118m) was higher due to increases in interest rates compared to the prior year. Tax paid of £495m (2021: £342m) was lower than the current tax charge, with the difference reflecting timing of tax payments.

In 2022, the cash outflow relating to Exhibitions exceptional costs charged in 2020 was £25m (2021: £52m). Payments made in respect of acquisition-related items amounted to £54m (2021: £46m).

Free cash flow before dividends was £1,970m (2021: £1,672m). Ordinary dividends paid to shareholders in the year, being the 2021 final dividend and 2022 interim dividend, amounted to £983m (2021: £920m). Free cash flow after dividends was £987m (2021: £752m).

RELX 2022 | Results 12

	Year ended 31 December
	2021	2022
	£m	£m
Reconciliation of net debt
Net debt at 1 January	(6,898)	(6,017)
Free cash flow post dividends	752	987
Net disposal proceeds	190	3
Acquisition cash spend (including borrowings in acquired businesses)	(262)	(463)
Share repurchases	–	(500)
Purchase of shares by the Employee Benefit Trust	(1)	(50)
Other*	28	(4)
Currency translation	174	(560)
Movement in net debt	881	(587)
Net debt at 31 December	(6,017)	(6,604)

* Distributions to non-controlling interests, pension deficit recovery payments, leases, share option exercise proceeds.

Total consideration on acquisitions completed in the year was £443m (2021: £255m). Cash spent on acquisitions was £460m (2021: £262m), excluding £3m (2021: nil) of borrowings in acquired businesses and including deferred consideration of £21m (2021: £19m) on past acquisitions and investments in joint ventures and associates and venture capital investments of £66m (2021: £8m). Net cash inflow from disposals after timing differences and separation and transaction costs was £3m (2021: £190m).

Share repurchases in 2022 were £500m (2021: nil) with a further £150m repurchased in 2023 as at 15 February. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £50m (2021: £1m). Proceeds from the exercise of share options were £26m (2021: £32m).

Exchange rates

RELX undertakes transactions with its customers and suppliers through a range of currencies, and RELX subsidiaries have different functional currencies for accounting purposes. The key currencies for RELX are the US dollar and the euro. While RELX manages its exposure to different currencies through its hedging and treasury strategies, year-on-year movement in exchanges rates can have some effect on the financial results. In 2022, changes in exchange rates, mainly the relative strength of the US dollar, increased revenues by £543m and adjusted operating profit by £167m. In 2022, unallocated central costs and other operating items (as shown in note 2 to the financial statements on page 25) deducted in arriving at adjusted operating profit includes a charge of £24m from exchange rate movements from translation of working capital items into relevant functional currencies.

Changes in exchange rates during the year increased net debt by £560m (see below) and assets (net of other liabilities) by £987m, with the net effect of these resulting in an increase in shareholders’ equity of £427m. Constant currency adjusted measures presented by RELX exclude the effect of these year-on-year exchange rate movements.

Debt

Net debt at 31 December 2022 was £6,604m, an increase of £587m since 31 December 2021. The majority of our borrowings are denominated in US dollars and euros, and as sterling was weaker against the US dollar and euro at the end of the year, our net borrowings increased when translated into sterling. Excluding currency translation effects, net debt increased by £27m. Expressed in US dollars, net debt at 31 December 2022 was $7,991m, a decrease of $132m.

RELX 2022 | Results 13

Gross debt of £6,730m (2021: £6,167m) is comprised of bank and bond borrowings of £6,548m (2021: £5,959m) and lease liabilities under IFRS 16 of £182m (2021: £208m). The fair value of related derivative liabilities was £213m (2021: net assets of £35m), finance lease receivables totalled £5m (2021: £2m) and cash and cash equivalents totalled £334m (2021: £113m). In aggregate, these give the net debt figure of £6,604m (2021: £6,017m).

The effective interest rate on gross bank and bond borrowings was 2.9% in 2022 (2021: 2.0%). As at 31 December 2022, gross bank and bond borrowings had a weighted average life remaining of 4.4 years and a total of 58% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.1x (2021: 2.4x), calculated in US dollars. Excluding pensions, the ratio was 2.1x (2021: 2.3x). The reduction in these leverage ratios reflects the growth in earnings and EBITDA in the year.

Pensions

The net pension obligations (i.e. pension obligations less pension assets), as measured on an accounting basis, decreased to £55m (2021: £269m). The decrease in the net obligation balance is due to rising interest rates which has resulted in higher discount rates being applied to value future pension obligations. There was a positive accounting balance (i.e. pension assets less pension obligations) of £127m (2021: £8m negative balance) in respect of funded schemes, which were on average in excess of 100% funded at the end of the year on an IFRS basis.

Liquidity

During April 2022, the Group’s undrawn committed bank facilities, maturing in 2023 and 2024, were cancelled and replaced with a new $3bn facility maturing in April 2025. This committed facility, which provides security of funding for short term debt, is undrawn. The new facility does not include a financial covenant (the previous facility included a covenant limiting the ratio of debt to EBITDA). The facility has pricing linked to three ESG performance targets.

In May 2022, $500m of US dollar-denominated fixed rate term debt was issued with a coupon of 4.75% and a maturity of ten years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements.

Invested capital and returns

The post-tax return on average invested capital in the year was 12.5% (2021: 11.9%). The increase is largely due to growth in adjusted operating profit, partly offset by a higher effective tax rate.

	Year ended 31 December
	2021	2022
	£m	£m
Adjusted operating profit	2,210	2,683
Tax at adjusted effective rate	(409)	(571)
Adjusted effective tax rate	18.5%	21.3%
Adjusted operating profit after tax	1,801	2,112
Average invested capital*	15,108	16,920
Return on invested capital	11.9%	12.5%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax, and to add back exceptional restructuring costs.

RELX 2022 | Results 14

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Reconciliations of adjusted measures are set out on page 30.

Dividends and share repurchases

The final dividend proposed by the Board is 38.9p per share. This gives total dividends for the year of 54.6p (2021: 49.8p), 10% higher than the prior year. Dividend cover, being the number of times the total interim and proposed final dividends for the year is covered by the adjusted earnings per share, is 1.9x (2021: 1.8x). Dividend cover by the reported earnings per share is 1.6x (2021: 1.5x). The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, while targeting cover of at least two times.

During 2022, a total of 21.7m RELX PLC shares were repurchased at an average price of 2,303p. Total consideration for these repurchases was £500m. A further 2.2m (2021: 61,040) shares were purchased by the Employee Benefit Trust. As at 31 December 2022, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,909.5m. A further 6.3m shares have been repurchased in 2023 as at 15 February.

Corporate Responsibility

In 2022, we met our corporate responsibility objectives which reflect our focus on our unique contributions to society, as well as environment, social and governance (ESG) issues more broadly.  We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. Among the ways we progressed our unique contributions was increasing the number of research articles on the free RELX SDG Resource Centre by 24% in 2022. We published 18 special issues featuring curated articles and book chapters including a humanitarian special issue in the wake of the invasion of Ukraine.

To further enhance data privacy and security, we extended National Institute of Standards and Technology Cybersecurity Framework assessment and reporting across our business areas. We progressed the RELX Diversity and Inclusion goals through focused recruitment, training and development efforts. The percentage of women managers remained consistent at 44% and the percentage of ethnic minority managers in the US and UK (which represents around 57% of our employee base) was 19%.

The CFO chairs our Environmental Checkpoint Committee which met regularly through the year to ensure progress on our key metrics including for Scope 1 and 2 emissions. We achieved 100% of electricity from renewable sources, green tariffs, and certified renewable energy certificates. Our total location-based Scope 1 and Scope 2 emissions was 42,481 tCO2e (49,695 tCO2e in 2021), continuing a downward trend.  We have set a 46% carbon emissions reduction target by 2025 (2015 baseline) using the Science Based Targets initiative (SBTi) methodology and in the year, submitted targets for all scopes to the SBTi and are awaiting verification.

Refer to page 33 for further information on 2022 Key Corporate Responsibility Data.

RELX 2022 | Results 15

PRINCIPAL AND EMERGING RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX PLC for the financial year including the risks and uncertainties relating to the Covid-19 pandemic and the risk of climate change to the business, and consider these remain unchanged from those set out on pages 66 to 69 of the RELX PLC Annual Report 2021. These are summarised below.

Covid-19 pandemic

The impact of the Covid-19 pandemic on RELX’s business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have an impact on face-to-face events in our Exhibitions business with ongoing changing government restrictions on in-person events, in particular in China.

●Geopolitical, economic and market conditions - Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.
●Intellectual property rights - Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.
●Data Privacy - Our business relies extensively on content and data from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and utilise data, potentially affecting the effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, or other data loss incidents may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.
●Payment model evolution - Traditionally our Scientific, Technical & Medical (STM) primary research content publishing business has operated on a pay to read model, where readers or their institutions, as users of the content pay, and authors publish for free. Over time, an alternative model has gained traction where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access. There is continued debate in government, academic and library communities, regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.

RELX 2022 | Results 16

●Customer acceptance of our products - Our business is dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.
●Acquisitions - We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.
●Technology and business resilience - Our business is dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.
●Face-to-face Events - Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.
●Cyber Security - Our business maintains and uses online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

●Supply chain Dependencies - Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of data localisation regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

RELX 2022 | Results 17

●Talent - The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.
●Pensions - We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.
●Tax - Our business operates globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our business may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.
●Treasury - The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

●Ethics - As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

RELX 2022 | Results 18

Condensed consolidated income statement

Year ended 31 December
2021	2022
Note	£m	£m
Revenue	2	7,244	8,553
Cost of sales	(2,562)	(3,045)
Gross profit	4,682	5,508
Selling and distribution costs	(1,197)	(1,385)
Administration and other expenses	(1,630)	(1,819)
Share of results of joint ventures	29	19
Operating profit	1,884	2,323
Finance income	8	4
Finance costs	(150)	(205)
Net finance costs	(142)	(201)
Disposals and other non-operating items	55	(9)
Profit before tax	1,797	2,113
Current tax	(422)	(534)
Deferred tax	96	53
Tax expense	(326)	(481)
Net profit for the period	1,471	1,632
Attributable to:
Shareholders	1,471	1,634
Non-controlling interests	–	(2)
Net profit for the period	1,471	1,632

Year ended 31 December
Earnings per share	2021	2022
Basic earnings per share	3	76.3	p	85.2	p
Diluted earnings per share	3	75.8	p	84.7	p

Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX 2022 | Results 19

Condensed consolidated statement of comprehensive income

		Year ended 31 December
		2021	2022
	Note	£m	£m
Net profit for the year		1,471	1,632
Items that will not be reclassified to profit or loss:
Actuarial gains on defined benefit pension schemes	6	321	164
Tax on items that will not be reclassified to profit or loss		(48)	(43)
Total items that will not be reclassified to profit or loss		273	121
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		223	427
Fair value movements on cash flow hedges		10	(18)
Transfer to profit from cash flow hedge reserve		(9)	(17)
Tax on items that may be reclassified to profit or loss		(1)	8
Total items that may be reclassified to profit or loss		223	400
Other comprehensive income for the year		496	521
Total comprehensive income for the year		1,967	2,153
Attributable to:
Shareholders		1,967	2,155
Non-controlling interests		–	(2)
Total comprehensive income for the year		1,967	2,153

RELX 2022 | Results 20

Condensed consolidated statement of cash flows

		Year ended 31 December
		2021	2022
	Note	£m	£m
Cash flows from operating activities
Cash generated from operations	5	2,476	3,061
Interest paid (including lease interest)		(119)	(169)
Interest received		1	4
Tax paid (net)		(342)	(495)
Net cash from operating activities		2,016	2,401
Cash flows from investing activities
Acquisitions		(254)	(394)
Purchases of property, plant and equipment		(28)	(36)
Expenditure on internally developed intangible assets		(309)	(400)
Purchase of investments		(8)	(66)
Proceeds from disposals of property, plant and equipment		5	–
Gross proceeds from business disposals and sale of investments		220	19
Payments on business disposals		(30)	(15)
Dividends received from joint ventures		20	33
Net cash used in investing activities		(384)	(859)
Cash flows from financing activities
Dividends paid to shareholders		(920)	(983)
Distributions to non-controlling interests		(10)	(9)
Decrease in short-term bank loans, overdrafts and commercial paper		(200)	(101)
Issuance of term debt		–	397
Repayment of term debt		(431)	(35)
Repayment of leases		(93)	(79)
Receipts in respect of subleases		17	1
Disposal of non-controlling interest		–	(1)
Repurchase of ordinary shares		–	(500)
Purchase of shares by Employee Benefit Trust		(1)	(50)
Proceeds on issue of ordinary shares		32	26
Net cash used in financing activities		(1,606)	(1,334)

Increase in cash and cash equivalents	5	26	208
Movement in cash and cash equivalents
At start of year		88	113
Increase in cash and cash equivalents		26	208
Exchange translation differences		(1)	13
At end of year		113	334

RELX 2022 | Results 21

Condensed consolidated statement of financial position

		As at 31 December
		2021	2022
	Note	£m	£m
Non-current assets
Goodwill		7,366	8,388
Intangible assets		3,304	3,524
Investments in joint ventures		105	159
Other investments		107	127
Property, plant and equipment		131	126
Right-of-use assets		161	145
Other receivables		19	5
Deferred tax assets		210	146
Net pension assets	6	46	129
Derivative financial instruments		52	11
		11,501	12,760
Current assets
Inventories and pre-publication costs		253	309
Trade and other receivables		1,960	2,405
Derivative financial instruments		31	21
Cash and cash equivalents		113	334
		2,357	3,069
Total assets		13,858	15,829
Current liabilities
Trade and other payables		3,275	4,017
Derivative financial instruments		2	33
Debt	5	232	870
Taxation		192	249
Provisions		47	18
		3,748	5,187
Non-current liabilities
Derivative financial instruments		12	236
Debt	5	5,935	5,860
Deferred tax liabilities		591	590
Net pension obligations	6	315	184
Other payables		10	3
Provisions		23	15
		6,886	6,888
Total liabilities		10,634	12,075
Net assets		3,224	3,754
Capital and reserves
Share capital	7	286	279
Share premium		1,491	1,517
Shares held in treasury	7	(876)	(414)
Translation reserve		250	677
Other reserves		2,081	1,717
Shareholders’ equity		3,232	3,776
Non-controlling interests		(8)	(22)
Total equity		3,224	3,754

Approved by the Board of RELX PLC, on 15 February 2023.

RELX 2022 | Results 22

Condensed consolidated statement of changes in equity

				Shares				Non-
		Share	Share	held in	Translation	Other	Shareholders’	controlling	Total
		capital	premium	treasury	reserve	reserves	equity	interests	equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the year		–	–	–	223	1,744	1,967	–	1,967
Dividends paid	4	–	–	–	–	(920)	(920)	(10)	(930)
Issue of ordinary shares, net of expenses		–	32	–	–	–	32	–	32
Repurchase of ordinary shares		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	55	55	–	55
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the year		–	–	–	427	1,728	2,155	(2)	2,153
Dividends paid	4	–	–	–	–	(983)	(983)	(9)	(992)
Issue of ordinary shares, net of expenses		–	26	–	–	–	26	–	26
Repurchase of ordinary shares		–	–	(650)	–	–	(650)	–	(650)
Purchase of shares by the employee benefit trust		–	–	(50)	–	–	(50)	–	(50)
Cancellation of shares		(7)	–	1,127	–	(1,120)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	47	47	–	47
Settlement of share awards		–	–	35	–	(35)	–	–	–
Disposal of non-controlling interest		–	–	–	–	(1)	(1)	–	(1)
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(3)	(3)
Balance at 31 December 2022		279	1,517	(414)	677	1,717	3,776	(22)	3,754

RELX 2022 | Results 23

1Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report 2022 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 143 to 183 of the RELX Annual Report 2021. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2022. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 30 June 2024.

In preparing the group financial statements management has considered the impact of climate change, taking into account the relevant disclosures in the Strategic Report, including those made in accordance with the recommendations of the Taskforce on Climate-related Financial Disclosure. This included an assessment of assets with indefinite and long lives and how they could be impacted by measures taken to address global warming. Recognising that the environmental impact of the group’s operations, and the use of the group’s products, is relatively low, no issues were identified that would impact the carrying values of such assets or have any other impact on the financial statements.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2022 have had a significant impact on the RELX accounting policies or reporting in the current year.

RELX 2022 | Results 24

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions combines industry expertise with data and digital tools to help customers connect digitally and face-to-face, learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	Year ended 31 December
	2021	2022
	£m	£m
Market Segment
Risk	2,474	2,909
Scientific, Technical & Medical	2,649	2,909
Legal	1,587	1,782
Exhibitions	534	953
Total	7,244	8,553
Geographic Market
North America	4,321	5,101
Europe	1,472	1,800
Rest of world	1,451	1,652
Total	7,244	8,553

	Year ended 31 December
	2021	2022
	£m	£m
Analysis of Revenue by Type
Subscriptions	4,214	4,655
Transactional	3,030	3,898
Total	7,244	8,553

RELX 2022 | Results 25

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

	Year ended 31 December
	2021	2022
	£m	£m
Market Segment
Risk	915	1,078
Scientific, Technical & Medical	1,001	1,100
Legal	326	372
Exhibitions	10	162
Subtotal	2,252	2,712
Unallocated central costs and other operating items*	(42)	(29)
Total	2,210	2,683

In 2021, unallocated central costs and other operating items includes a £35m one-off charge relating to reductions in our corporate real estate footprint. In 2022, this includes a charge of £24m relating to STM incurred from exchange rate movements from the translation of working capital items such as accounts receivable and payable, and intercompany balances, into relevant functional currencies and the outcome of STM’s hedging programme. The net effect of these amounts was higher in 2022 due to the extent and timing of exchange rate movements in the year and such amounts were insignificant in 2021.

Reconciliation of operating profit to adjusted operating profit

	Year ended 31 December
	2021	2022
	£m	£m
Operating profit	1,884	2,323
Adjustments:
Amortisation of acquired intangible assets	298	296
Acquisition-related items	21	62
Reclassification of tax in joint ventures	7	4
Reclassification of finance income in joint ventures	–	(2)
Adjusted operating profit	2,210	2,683

Acquisition-related items in 2021 included a gain of £27m from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal. The share of post-tax results of joint ventures of £19m (2021: £29m) included in operating profit comprised £10m (2021: £19m) relating to Exhibitions, £7m (2021: £6m) relating to Legal and £2m (2021: £4m) relating to Risk.

Depreciation and amortisation

	Year ended 31 December
	2021	2022
	£m	£m
Amortisation of acquired intangible assets	297	294
Share of joint ventures’ amortisation of acquired intangible assets	1	2
Amortisation of acquired intangible assets including joint ventures’ share	298	296
Amortisation of internally developed intangible assets	295	309
Depreciation of property, plant and equipment	52	47
Depreciation of right-of-use assets	80	63
Pre-publication amortisation	60	72
Total depreciation and other amortisation	487	491
Total depreciation and amortisation (including amortisation of acquired intangible assets)	785	787

RELX 2022 | Results 26

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

	Year ended 31 December
	2021				2022
		Weighted				Weighted
	Net profit	average			Net profit	average
	attributable to	number			attributable to	number
	shareholders	of shares	EPS		shareholders	of shares	EPS
	£m	(millions)	(pence)		£m	(millions)	(pence)
Basic earnings per share	1,471	1,928.0	76.3	p	1,634	1,918.5	85.2	p
Diluted earnings per share	1,471	1,939.4	75.8	p	1,634	1,929.3	84.7	p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December
	2021				2022
	Adjusted	Weighted			Adjusted	Weighted
	net profit	average			net profit	average
	attributable to	number	Adjusted		attributable to	number	Adjusted
	shareholders	of shares	EPS		shareholders	of shares	EPS
	£m	(millions)	(pence)		£m	(millions)	(pence)
Adjusted earnings per share	1,689	1,928.0	87.6	p	1,961	1,918.5	102.2	p

Adjusted net profit is reconciled to net profit on page 30.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2022, in amounts per ordinary share, comprise: a 2021 final dividend of 35.5p (2021: 33.4p) and a 2022 interim dividend of 15.7p (2021: 14.3p), giving a total of 51.2p (2021: 47.7p).

The Directors of RELX PLC have proposed a final dividend of 38.9p (2021: 35.5p), giving a total for the financial year of 54.6p (2021: 49.8p). The total cost of funding the proposed final dividend is expected to be £743m, for which no liability has been recognised at the statement of financial position date.

The final dividend is subject to shareholder approval at the Company’s 2022 AGM. The final dividend as approved will be paid on 7 June 2023, with an ex-dividend date of 27 April 2023 and a record date of 28 April 2023. The Euro equivalent of the final dividend will be announced on 23 May 2023.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 17 May 2023 The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 17 May 2023.

RELX 2022 | Results 27

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2021	2022
	£m	£m
Operating profit	1,884	2,323
Share of results of joint ventures	(29)	(19)
Amortisation of acquired intangible assets	297	294
Amortisation of internally developed intangible assets	295	309
Pre-publication amortisation	60	72
Depreciation of property, plant and equipment	52	47
Depreciation of right-of-use assets	80	63
Share based remuneration	45	46
Total non-cash items	829	831
Increase in working capital	(208)	(74)
Cash generated from operations	2,476	3,061

Reconciliation of net debt

	Year ended 31 December
				Related
		Cash and		derivative	Finance
		cash		financial	lease
	2021	equivalents	Debt	instruments	receivable	2022
	£m	£m	£m	£m	£m	£m
At start of year	(6,898)	113	(6,167)	35	2	(6,017)

Increase in cash and cash equivalents	26	208	–	–	–	208
Decrease in short-term bank loans, overdrafts and commercial paper	200	–	101	–	–	101
Issuance of term debt	–	–	(397)	–	–	(397)
Repayment of term debt	431	–	35	–	–	35
Repayment of leases	76	–	79	–	(1)	78
Change in net debt resulting from cash flows	733	208	(182)	–	(1)	25
Borrowings in acquired businesses	–	–	(3)	–	–	(3)
Remeasurement and derecognition of leases	(4)	–	(5)	–	–	(5)
Inception of leases	(24)	–	(34)	–	5	(29)
Fair value and other adjustments to debt and related derivatives	2	–	230	(245)	–	(15)
Exchange translation differences	174	13	(569)	(3)	(1)	(560)
At end of year	(6,017)	334	(6,730)	(213)	5	(6,604)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2022 | Results 28

5 Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

	Year ended 31 December
		Debt
		(excluding	Lease
	2021	leases)	liabilities	2022
	£m	£m	£m	£m
Within 1 year	232	803	67	870
Within 1 to 2 years	681	1,045	24	1,069
Within 2 to 3 years	1,049	623	25	648
Within 3 to 4 years	657	660	24	684
Within 4 to 5 years	643	595	17	612
After 5 years	2,905	2,822	25	2,847
After 1 year	5,935	5,745	115	5,860
Total	6,167	6,548	182	6,730

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2022 by a $3.0bn (£2.5bn) committed bank facility maturing in 2025. The committed bank facility was undrawn.

The total fair value of gross debt (excluding leases) as at 31 December 2022 was £6,396m (31 December 2021: £6,269m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the year were as follows:

	Year ended 31 December
	2021	2022
	£m	£m
At start of period	(624)	(269)
Service cost	(24)	(19)
Net interest on net defined benefit obligation	(9)	(5)
Contributions by employer	67	75
Actuarial gains	319	125
Exchange translation differences	–	2
Decrease in impact of asset recognition ceiling	2	36
At end of period	(269)	(55)

The net pension balance comprises:

	Year ended 31 December
	2021	2022
	£m	£m
Fair value of scheme assets	5,397	3,706
Defined benefit obligations of funded schemes	(5,360)	(3,569)
Net balance of funded schemes	37	137
Defined benefit obligations of unfunded schemes	(261)	(183)
Asset ceiling	(45)	(9)
Overall net pension balance	(269)	(55)

RELX 2022 | Results 29

6Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

	Year ended 31 December
	2021	2022
	£m	£m
Net pension assets	46	129
Net pension obligations	(315)	(184)
Overall net pension balance	(269)	(55)

7Share capital

	Year ended 31 December
	2021			2022
	Shares in			Shares in
	issue net of			issue net of
	treasury	Shares in	Treasury	treasury
	shares*	issue	shares	shares*
	(millions)	(millions)	(millions)	(millions)
Number of ordinary shares
At start of year	1,926.0	1,985.0	(55.6)	1,929.4
Issue of ordinary shares	2.7	1.9	–	1.9
Repurchase of ordinary shares	–	–	(21.7)	(21.7)
Net release/(purchase) of shares by the Employee Benefit Trust	0.7	–	(0.1)	(0.1)
Cancellation of ordinary shares	–	(52.0)	52.0	–
At end of year	1,929.4	1,934.9	(25.4)	1,909.5

8Related party transactions

There have been no material related party transactions in the year ended 31 December 2022.

9 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

			Statement of
	Income statement		financial position
			31 December	31 December
	2021	2022	2021	2022
Euro to sterling	1.16	1.17	1.19	1.13
US dollar to sterling	1.38	1.24	1.35	1.21

RELX 2022 | Results 30

Reconciliation of alternative performance measures

Please see page 14 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies.

A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2021	2022
	£m	£m
Operating profit	1,884	2,323
Adjustments:
Amortisation of acquired intangible assets	298	296
Acquisition-related items	21	62
Reclassification of tax in joint ventures	7	4
Reclassification of net finance income in joint ventures	–	(2)
Adjusted operating profit	2,210	2,683
Profit before tax	1,797	2,113
Adjustments:
Amortisation of acquired intangible assets	298	296
Acquisition-related items	21	62
Reclassification of tax in joint ventures	7	4
Net interest on net defined benefit pension obligation and other	9	5
Disposals and other non‑operating items	(55)	9
Adjusted profit before tax	2,077	2,489
Tax charge	(326)	(481)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets*	22	30
Other deferred tax credits from intangible assets**	(61)	(64)
Tax on acquisition-related items	(11)	(13)
Reclassification of tax in joint ventures	(7)	(4)
Tax on net interest on net defined benefit pension obligation and other	(2)	(1)
Tax on disposals and other non-operating items	1	3
Adjusted tax charge	(384)	(530)
Net profit attributable to shareholders	1,471	1,634
Adjustments (post-tax):
Amortisation of acquired intangible assets	316	326
Other deferred tax credits from intangible assets**	(61)	(64)
Acquisition-related items	10	49
Net interest on net defined benefit pension obligation and other	7	4
Disposals and other non-operating items	(54)	12
Adjusted net profit attributable to shareholders	1,689	1,961
Cash generated from operations	2,476	3,061
Adjustments:
Dividends received from joint ventures	20	33
Purchases of PPE	(28)	(36)
Proceeds from disposals of PPE	5	–
Expenditure on internally developed intangible assets	(309)	(400)
Payments in relation to acquisition-related items	46	54
Pension recovery payment	44	50
Repayment of lease principal***	(77)	(79)
Sublease payments received	1	1
Exceptional costs in Exhibitions	52	25
Adjusted cash flow	2,230	2,709

*  The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

** Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

*** Excludes repayments and receipts in respect of disposal-related vacant property and is net of sublease receipts.

RELX 2022 | Results 31

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 9 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2021	2022
	€m	€m
Revenue	8,403	10,007
Operating profit	2,185	2,718
Profit before tax	2,085	2,472
Net profit attributable to shareholders	1,706	1,912
Adjusted operating profit	2,564	3,139
Adjusted profit before tax	2,409	2,912
Adjusted net profit attributable to shareholders	1,959	2,294
Basic earnings per share	€	€
RELX PLC	€0.885	€0.997
Adjusted earnings per share	€1.016	€1.196

Condensed consolidated statement of cash flows

	Year ended 31 December
	2021	2022
	€m	€m
Net cash from operating activities	2,338	2,809
Net cash used in investing activities	(445)	(1,005)
Net cash used in financing activities	(1,863)	(1,561)
Increase in cash and cash equivalents	30	243
Adjusted cash flow	2,587	3,170

Condensed consolidated statement of financial position

	Year ended 31 December
	2021	2022
	€m	€m
Non-current assets	13,686	14,419
Current assets	2,805	3,468
Total assets	16,491	17,887
Current liabilities	4,460	5,861
Non-current liabilities	8,194	7,783
Total liabilities	12,654	13,644
Net assets	3,837	4,243

RELX 2022 | Results 32

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 9 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2021	2022
	$m	$m
Revenue	9,997	10,606
Operating profit	2,600	2,881
Profit before tax	2,480	2,620
Net profit attributable to shareholders	2,030	2,026
Adjusted operating profit	3,050	3,327
Adjusted profit before tax	2,866	3,086
Adjusted net profit attributable to shareholders	2,331	2,432
Basic earnings per share	$	$
RELX PLC	$1.053	$1.056
Adjusted earnings per share	$1.209	$1.268

Condensed consolidated statement of cash flows

	Year ended 31 December
	2021	2022
	$m	$m
Net cash from operating activities	2,782	2,977
Net cash used in investing activities	(530)	(1,065)
Net cash used in financing activities	(2,216)	(1,654)
Increase in cash and cash equivalents	36	258
Adjusted cash flow	3,077	3,359

Condensed consolidated statement of financial position

	Year ended 31 December
	2021	2022
	$m	$m
Non-current assets	15,526	15,440
Current assets	3,182	3,713
Total assets	18,708	19,153
Current liabilities	5,060	6,276
Non-current liabilities	9,296	8,334
Total liabilities	14,356	14,610
Net assets	4,352	4,543

RELX 2022 | Results 33

2022 Key Corporate Responsibility Data

	2018	2019	2020	2021	2022
Revenue (£m)	7,492	7,874	7,110	7,244	8,553

People
Number of full-time equivalent employees (year-end)	32,100	33,200	33,200	33,500	35,700
Percentage of women employees (%)^	51	50	50	50	50
Percentage of women managers (%)^	42	42	42	44	44
Percentage of women senior leaders (%)[1]^	28	30	28	30	31
Percentage of ethnic minority US/UK managers (%)^			17	19	19
Percentage of ethnic minority US/UK senior leaders (%)[1]^			9	10	12

Community[2]
Total cash and in-kind donations (products, services and time (£m))	8.7	9.2	9.2	10.4	12.3
Market value of cash and in-kind donations (£m)	17.6	18.7	17.6	20.6	22.6
Percentage of staff volunteering (%)[3]	42	45	26	32	36
Total number of days volunteered in company time	11,720	12,127	6,821	10,362	12,830

Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.28	0.50	0.11	0.07	0.17
Frequency rate (cases per 200,000 hours worked)^	0.03	0.06	0.01	0.01	0.02
Severity rate (lost days per 200,000 hours worked)^	0.69	0.69	0.07	0.02	0.36
Number of lost time incidents (>1 day)^	8	14	3	2	5

Socially responsible suppliers (SRS)
Number of key suppliers on SRS database[5]	348	354	412	359	724
Number of independent external audits	84	93	99	111	119
Percentage signing Supplier Code of Conduct (%)[6]^	89	91	91	96	87

Environment[7]
Total energy (MWh)^	190,145	176,682	142,098	125,095	117,997
Renewable electricity purchased (MWh)⁸ ^	125,707	135,710	120,710	105,793	98,013
Percentage of electricity from renewable sources (%)[8]^	78	91	100	100	100
Waste sent to landfill (t)⁹^	962	804	210	150	73
Percentage of waste diverted from landfill (%)⁹^	83	81	91	93	97
Water usage (m3)^	346,408	344,304	226,509	183,575	156,734

Climate change (tCO2e)⁷
Scope 1 (direct) emissions^	8,126	8,498	5,217	5,644	5,211
Scope 2 (location-based) emissions^	75,194	69,616	53,740	44,051	37,270
Scope 2 (market-based) emissions^	16,818	18,384	11,384	8,321	8,952
Scope 3 (business flights) UK BEIS methodology¹⁰^	68,363	62,254	18,652	5,032	21,616
Scope 3 (business flights) Cirium methodology¹⁰	34,163	37,142	8,561	3,133	10,417
Scope 1 + Scope 2 (location-based) emissions^	83,320	78,114	58,957	49,695	42,481
Scope 1 + Scope 2 (location-based) + Scope 3 (flights) emissions^	151,683	140,368	77,610	54,727	64,097
Scope 1 + Scope 2 (market-based) + Scope 3 (flights) emissions^	93,306	89,136	35,254	18,996	35,779

Paper
Production paper (t)^	35,555	34,599	36,259	40,910	28,466
Sustainable content (%)[11]^	90	96	92	98	99

1

We define senior leaders as colleagues with a management grade of 17 and above. People figures for 2020 and 2021 have been restated accordingly. Previously we defined senior leaders as either a) colleagues with a management grade of 17 and above, based on our job architecture framework developed with external input and b) colleagues with a management grade of 16 (and above) with a hierarchy of 4 (or 5 in some circumstances) reporting levels from the CEO.

2	Data reporting methodology assured by Business for Societal Impact. Reporting period covers 12 months from December 2021 to November 2022.
3

All Group employees can take up to two days off per year (coordinated with line managers) to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using their two days, as well as those who participated in other company-sponsored volunteer activities.

4	Accident reporting covers approximately 82% of global employees.
5	We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.

RELX 2022 | Results 34

6	Signatories to the RELX Supplier Code of Conduct include suppliers who have not signed the RELX Code, but have an equivalent code. These suppliers are subject to the same audit requirements as Supplier Code signatories.

7

We compensated for emissions in Scope 1, Scope 2 and Scope 3 (work-related flights, hotels, cloud computing, home-based working and commuting) by purchasing offsets. Climate change and environmental data (carbon, energy, water, waste) covers the 12 months from December 2021 to November 2022. Previous years have been restated to include the one RX managed event venue.

8

We purchase renewable electricity on green tariffs at locations in the UK, Austria and the Netherlands. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of the electricity consumption outside the US, but we do not apply any market-based emissions factors on this portion of electricity consumption.

9	Waste sent to/ diverted from landfill from reporting locations excluding estimates.
10	Covers all flights booked through our corporate travel partner. BEIS methodology uses the UK Government RF Conversion factors.

11 Percentage of paper in Book Chain Project graded 3 or 5 (known and responsible sources) or certified to FSC or PEFC.

^ Data assured by EY.

RELX 2022 | Results 35

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £47bn/€53bn/$56bn.

The Annual Report 2022 is expected to be available on the RELX website at www.relx.com from 23 February 2023. Copies of the Annual Report 2022 are expected to be posted to shareholders of RELX PLC on 10 March 2023. Copies of the 2022 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom